VIVAKOR, INC.

4101 North Thanksgiving Way

Lehi, UT 84043

September 15, 2023

VIA EDGAR

Anuja A. Majmudar

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vivakor, Inc.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed September 6, 2023
File No. 001-41286

Dear Ms. Majmudar:

By letter dated September 13, 2023, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Vivakor, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed on September 6, 2023. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Amendment No. 1 to Preliminary Proxy Statement filed September 6, 2023

Information Incorporated by Reference, page 21

1.	We note your response to our prior comments 2 and 4. Please revise to incorporate by reference your Form 10-Q for the quarter ended June 30, 2023.

Response: We have revised our disclosure to incorporate by reference our Form 10-Q for the quarter ended June 30, 2023.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

James Ballengee

Chief Executive Officer

Vivakor, Inc.

4101 North Thanksgiving Way

Lehi, UT 84043